UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

92380

DIVISION OF
CORPORATION FINANCE

04021711

March 31, 2004

Mark Shaw
Senior Attorney
General Counsel Departme...
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/31/2004

Re: Southwest Airlines Co.
Incoming letter dated March 18, 2004

Dear Mr. Shaw:

This is in response to your letter dated March 18, 2004 concerning the shareholder proposal submitted to Southwest by John Chevedden. We also have received letters from the proponent dated March 22, 2004 and March 26, 2004. On February 24, 2004, we issued our response expressing our informal view that unless the proponent provides Southwest with a proposal and supporting statement revised in a specified manner, Southwest could exclude portions of the supporting statement. You have asked us to reconsider our position in light of Southwest's representation that is has adopted a policy that requires shareholder approval in adopting any rights plan.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Southwest may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Southwest omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney

GENERAL COUNSEL DEPARTMENT
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-6143
Facsimile: (214) 792-6200

March 18, 2004

VIA TELECOPY AND FEDERAL EXPRESS

Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

As a follow up to our previous discussions on possible Board action related to your pending shareholder proposal, this is to advise you that the Board of Directors of Southwest Airlines Co. (the "Company"), at its March 18, 2004, meeting, voted to terminate the Company's existing Shareholder Rights Plan (the "Plan") and to adopt a policy regarding any future implementation of a shareholder rights plan. A copy of the policy, which was previously provided to you in draft form, is attached to this letter.

In addition, you should have received via telecopy today (with a copy including all attachments to be delivered to you via overnight courier) a copy of the Company's letter to the Securities and Exchange Commission requesting reconsideration of the SEC's February 24, 2004 Response to our No-Action Letter. In that letter, the Company is requesting that the SEC allow us to omit your shareholder proposal from our proxy statement because we believe that the Company has substantially implemented your shareholder proposal. The Company believes the request for reconsideration is necessary because you previously indicated that you would not voluntarily withdraw your proposal even if the Board were to take the action that it took today.

By letter dated March 3, 2004, you received an initial draft of the Company's response to your shareholder proposal. If the SEC does not allow the Company to omit your shareholder proposal, the Company will be required to modify its response to your shareholder proposal to reflect termination of the Plan and adoption of the attached policy. A copy of the revised Company's response is attached to this letter.

If you have any questions regarding this matter, please do not hesitate to contact me at 214-792-6200.

Sincerely,

Mark R. Shaw

Copy: Ms. Grace Lee, Securities and Exchange Commission (w/o exhibits)

SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney

GENERAL COUNSEL DEPARTMENT
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-6143
Facsimile: (214) 792-6200

March 18, 2004

VIA TELECOPY AND OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Grace Lee

Re: Request for Reconsideration of February 24, 2004 Staff Response to No-Action Regarding a Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2004 Proxy Statement

Dear Ms. Lee:

By letter dated January 12, 2004, Southwest Airlines Co. ("Southwest Airlines" or the "Company"), requested that the Staff of the Division of Corporation Finance confirm that it would not recommend to the Commission any enforcement action in respect of the Company's omission of a shareholder proposal (the "Proposal") from Mr. John Chevedden, or portions thereof, from its proxy materials. The Proposal requests that the Company's Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote. By letter dated February 24, 2004, the Staff expressed its informal view that the Company may exclude the shareholder proposal submitted by John Chevedden unless Mr. Chevedden revised the Proposal in certain respects. A copy of the correspondence relating to the Proposal, including the Staff's February 24, 2004 letter, is attached to this letter as Exhibit A.

Request for Reconsideration

The Company respectfully requests that the Staff reconsider its position as set out in its February 24, 2004 letter and concur with our decision to omit the Proposal from the Company's 2004 Proxy Materials under Rule 14a-8(i)(10). As we will begin printing our Proxy Materials on or around April 7, 2004, we respectfully request that we be notified of the Staff's position prior to that date.

The Proposal may be Omitted because the Company has Substantially Implemented It

On March 18, 2004, the Board of Directors of the Company resolved to amend the shareholder rights plan to cause the rights issued thereunder to expire on March 31, 2004. The Board also adopted a policy that it would seek shareholder approval prior to its adoption of a shareholder rights plan except in certain circumstances further described below. In addition, by letter dated March 18, 2004, the Company informed Mr. Chevedden of this development and also provided Mr. Chevedden a revised Company response to the Proposal based on the Board's recent action. A copy of the Board resolutions, certified by the Vice President-General Counsel and Assistant Secretary of the Company, and including the policy statement adopted by the Board, is annexed hereto as Exhibit B.

The resolution portion of the Proposal reads as follows:

> "RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also, once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot."

Southwest Airlines believes it has substantially implemented the Proposal, such that the Proposal may be excluded from the 2004 Proxy Statement under Rule 14a-8(i)(10). As noted above, the Company's Board of Directors has terminated its shareholder rights plan effective as of March 31, 2004, and adopted a policy statement (see the attached certified copy of the Board resolutions and Policy on Shareholder Rights Plans) expressly stating the intention of the Board of Directors that it will seek shareholder approval prior to its adoption of a shareholder rights plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of Southwest Airlines and its shareholders to adopt a shareholder rights plan without delay. If a shareholder rights plan is adopted by Southwest Airlines without prior shareholder approval, such plan must provide that it shall expire unless ratified by the shareholders within one year of adoption. The Company believes the exceptions to prior shareholder approval are necessary to preserve the ability of the Board to exercise its fiduciary duties under Texas law.

The Company believes that its position is substantially identical to those addressed in other recent no-action letters, including Hewlett-Packard Company (publicly available December 24, 2003), Altria Group, inc. (publicly available December 23, 2003), Marathon Oil Corporation (publicly available January 16, 2004), and Honeywell International, inc. (publicly available January 27, 2004). The Company also believes that this request, made after changes in circumstances, is consistent with the position taken by the Staff in Citigroup Inc. (publicly available February 25, 2003), where Citigroup sought a no-action letter after that company's Board of Directors took action to implement a policy requiring shareholder approval prior to the adoption of a shareholder rights plan.

In light of these changed facts and circumstances, and based upon the reasons and precedent summarized above, the Company respectfully requests that the Staff reconsider its position and confirm that it will not recommend any enforcement action if the Company omits the Proposal from the 2004 Proxy Statement. In prior telephone conversations with Mr. Chevedden, he indicated to the undersigned that he would not voluntarily withdraw his Proposal even if the Board were to take the action that it took today.

Pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

Copy: John Chevedden (w/attachments)

Exhibit "A"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 24, 2004

Mark Shaw
Senior Attorney
General Counsel Department
Southwest Airlines Co.
P.O. Box 36611
2702 Love Field Dr.
Dallas, TX 75235-1611

Re: Southwest Airlines Co.
Incoming letter dated January 12, 2004

Dear Mr. Shaw:

This is in response to your letter dated January 12, 2004 concerning a shareholder proposal submitted to Southwest by John Chevedden. We also have received a letter from the proponent dated January 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

SOUTHWEST AIRLINES CO.

Mark Shaw
Senior Attorney

GENERAL COUNSEL DEPARTMENT
P.O. Box 36611
2702 Love Field Dr.
Dallas, Texas 75235-1611
(214) 792-6143
Facsimile: (214) 792-6200

January 12, 2004

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by John Chevedden for Inclusion in the Southwest Airlines Co. 2004 Proxy Statement

Dear Sir or Madam:

Southwest Airlines Co. ("Southwest Airlines" or the "Company") has received a shareholder proposal (the "Proposal"), from Mr. John Chevedden, for inclusion in the proxy materials for its Annual Meeting of Shareholders scheduled for May 19, 2004. The Proposal requests that the Company's Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote.

Southwest Airlines hereby requests that the Staff of the Division of Corporation Finance confirm that it will not recommend to the Commission any enforcement action in respect of the Company's omission of the Proposal, or portions thereof, from its proxy materials. In support of this request and pursuant to Securities Exchange Act Rule 14a-8(j)(2), we are filing six copies of this letter, to each of which is attached as Appendix A a copy of the Proposal. Also attached to this letter, as Appendix B, is a copy of certain other correspondence with the Proponent preceding the date of this letter. To the extent that any reasons for omission stated in this letter are based upon matters of law, this letter will serve as the supporting opinion of counsel.

We believe that the Proposal, or portions thereof, may be omitted pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements of fact or assertions. Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact," or which omit "to state any material fact necessary in order to make the statements therein not false or misleading."

As set forth below, we believe that this Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive, and would require such detailed and extensive editing to eliminate or revise its false and misleading statements, that this Proposal may be completely excluded. Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8 that are of interest to companies and shareholders alike."

As the Proposal is replete with false and misleading statements, as discussed below, we ask that the Staff not object to the exclusion of the Proposal in its entirety from our proxy materials. In the alternative, we ask that the Staff require that the below-mentioned claims be deleted, factually supported, or recast as the proponent's opinion, allowing exclusion as a proper response to the Proponent's noncompliance with such requirement.

The Proposal is false and/or misleading in that many statements are unsupported generalizations, missing cites, misstatements, and/or otherwise misleading, as more fully described below.

The Proposal contains the following sentence: "The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast." We believe that this sentence misleadingly implies that the Council of Institutional Investors recommends a vote for this Proposal and may be omitted under Rules 14a-8(i)(3) and 14a-9. No such recommendation by the Council of Institutional Investors has been made.

In addition, we believe that the Proponent's inclusion of the URL "www.cii.org" is false and misleading under Rules 14a-8(i)(3) and 14a-9. In SLB 14, the Staff has indicated that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." References to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. Further, entering the URL cited above brings up the "Welcome" page of a website about the Council. While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not. We believe the Staff's prerequisites for exclusion of this website referenced in the Proposal are satisfied. The website is filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to even more unrelated and irrelevant websites. Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See Boeing Company (avail. March 2, 2002) and AMR Corp. (avail. Apr. 3, 2001).

Indeed, there are several recent no-action letters that have required Mr. Chevedden to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the instant Proposal See, e.g., Moody's Corporation (February 18, 2003) (noting that the website address "www.cii.org" may be omitted unless the Proponent provided a citation to a specific source); Kimberly-Clark Corporation (January 27, 2003) (same); Weyerhaeuser Company (January 16, 2003) (same); and Genuine Parts Company (January 15, 2003) (same). Once again, the Proponent has included language in the instant Proposal that the Staff has repeatedly asked him to revise or delete. Accordingly, we believe the website address in the Proposal may be omitted under Rule 14a-8(i)(3).

The Proposal contains the following:

> "Poison pills deprive shareholders of a meaningful voice. Pills entrench the current management, even when it's doing a poor job.
> From 'Take on the Street' by Arthur Levitt, SEC Chairman 1993 –2001"

The foregoing statement appears to be a paraphrase by the Proponent. We believe the Proponent should accurately quote the statement or clarify that these statements are his own paraphrases.

The Proposal contains the following:

> "The key negative of poison pills is that pills can preserve management deadwood.
> Source: *Morningstar.com*"

The foregoing statement again appears to be a paraphrase by the Proponent, in this case of a statement by an individual analyst with Morningstar, Jeremy Lopez, which does not purport to be the position of Morningstar.com. We believe the Proponent should accurately quote the statement or clarify that these statements are his own paraphrases. It appears to be from an "Ask the Analyst" feature of Morningstar.com that features Morningstar analysts' answers to questions from its readers. A proper citation is required in order to permit shareholders to conduct an independent review of the statement in context. Without a proper citation, the reference to the proposition is misleading and should be omitted in its entirety from Southwest Airlines' proxy materials.

The Proposal contains the following:

> **"Like a Dictator**
> Poison Pills are like a dictator who says, 'Give up more of your freedom and I'll take care of you.
> T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years"

The caption, "Like a Dictator," violates the plain language of the instructions to Rule 14a-9. These instructions expressly identify material as misleading for purposes of the Rule if they "directly or indirectly impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Likening Southwest Airlines' directors to dictators falls squarely within the prohibitions of that Rule.

Also, we note that the statement by the Proponent under that caption, attributed to T.J. Dermot Dunphy, again appears to be a paraphrase by the Proponent, and also lacks factual foundation, thereby violating Rules 14a- 8(i)(3) and 14a-9. The Proponent provides no context, citation, or other form of factual foundation to support his assertions. As such, the statements are similarly false and misleading and may be omitted under Rules 14a-8(i)(3) and 14a-9.

Under the caption, "Shareholder Concern," the Proponent states that "This topic won an overall 60% yes-vote at 79 companies in 2003." This statement is misleading for a number of reasons: First, without a citation to a specific publication to permit shareholders to review the proposition in context, the statement is misleading and should be omitted from Southwest Airlines' proxy materials. See SLB 14 (the Staff notes that "shareholders should avoid making unsupported assertions of fact... [and] should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate"). The Staff has consistently permitted companies to omit in their entirety similar statements made in other proposals submitted by Mr. Chevedden, or for which he served as proxy for another shareholder, unless such proposals were revised in the manner specified by the Staff. See, e.g., Moody's Corporation (February 18, 2003) (permitting omission of statement in the Proponent's shareholder rights plan proposal, which stated that "[t]his topic won an average 60% yes-vote at 50 companies in 2002" unless the Proponent could provide a specific source for that sentence); Kimberly-Clark Corporation (January 27, 2003) (same); Weyerhaeuser Company (January 16, 2003) (same); and Genuine Parts Company (January 15, 2003) (same). Yet, in the instant Proposal, the Proponent reasserts the same type of statement that the Staff has previously found to be false and misleading.

For the foregoing reasons, we believe that the Proposal may be omitted from the Company's 2004 proxy materials and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (214) 792-6143.

Very truly yours,

Mark R. Shaw

Copy: John Chevedden

JOHN CHEVEDDEN

Appendix A

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453
310-371-7872

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
PH: 214-792-4000
FX: 215-904-5015

Dear Mr. Kelleher,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

November 20, 2003

cc: Colleen C. Barrett
President
FX: 214-792-4011
Mark Shaw
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	61%
2001	64%
2002	57%
2003	65%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections and we have no confidential voting. The 35%-vote favoring management's objections equals only 24% of Southwest shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 75% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills deprive shareholders of a meaningful voice. Pills entrench the current management, even when it's doing a poor job.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.

Greater than 50% Super-Majority shareholder voting requirements.

Our board has not adopted this proposal topic in spite of our 4 consecutive majority shareholder votes on this topic since 2000.

Directors stand for election only once in 3-years, usually unopposed.
Entrenchment – No tenure limits for directors.
Individual directors had tenure of 36 years, 25 years and 13 years respectively.
Two directors were primarily "engaged in private investments."
One director was Chairman when his company went bankrupt in 2001.
Two directors had links to law firms which worked for Southwest.

Shareholder Concern

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Moringstar.com, Aug. 15, 2003
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

SOUTHWEST AIRLINES CO.

Thomas J. Murphy
Attorney [Contractor]
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

Appendix B

December 2, 2003

VIA FEDERAL EXPRESS
Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Southwest Airlines Co. (the "Company") acknowledges receipt on November 20, 2002, of your letter of the same date, addressed to Mr. Herbert Kelleher, Chairman of the Company, in which you submitted a shareholder proposal for inclusion in the proxy materials for the Company's 2004 Annual Meeting of Shareholders. Your letter states that your proposal, captioned "3 –Shareholder Input on Poison Pill," is being submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

The purpose of this letter is to notify you that your proposal fails to satisfy certain of the eligibility and procedural requirements contained in Rule 14a-8. As you know, as required by Rule 14a-8(b), in order to be eligible to submit a shareholder proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date you submitted your proposal (i.e., since November 20, 2002). Our records indicate that you are not a registered shareholder of the Company. If you hold Company stock indirectly through another, you are required to include with your proposal verification from the record holder through whom you own your shares (usually a bank or broker) that, at the time you submitted your proposal, you continuously held the requisite number of Company shares during that time period. For your convenience, I have enclosed a copy of Rule 14a-8.

Accordingly, unless this deficiency is appropriately corrected, the Company intends to omit your proposal from its proxy materials and to seek the concurrence of the Staff of the Securities and Exchange Commission (the "Commission") in doing so. As provided in Rule 14a-8(f), if you desire to correct this deficiency in your proposal, your response to the Company must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you cure the procedural deficiencies of your proposal under Rule 14a-8, the Company is continuing to evaluate whether it will seek to exclude portions or all of your proposal from its 2004 Proxy Statement by requesting a no-action letter from the Commission. The Company reserves its right to do so if it concludes that there are substantive bases for exclusion under Rule 14a-8.

Sincerely,

Thomas J. Murphy

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the

Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Fidelity
INVESTMENTS

December 5, 2003

John R. Chevedden
2215 Nelson Ave. Number 205
Redondo Beach, CA 90278-2453

To Whom It May Concern:

I am responding to Mr. Chevedden's request to confirm his positions in General Dynamics (GD), Southwest Airlines Co (LUV) and Edison International (EIX) at Fidelity Investments.

I can confirm that John Chevedden currently holds no less than 50 shares of GD, 150 shares of EIX and 200 shares of LUV.

For each company, Mr. Chevedden has continuously held no less than the number of shares listed above since October 1, 2002.

I hope this information is helpful. If you have any additional questions, please contact me at 800-556-7891, extension 6824, and I would be happy to assist you.

Thank you for investing with Fidelity Investments, we appreciate your business

Sincerely,

David Costa
Client Service Specialist

Our File: W013402-05DEC03

LUV

Post-it® Fax Note 7671	Date 12-5-03 # of pages ▶ 1
To Thomas Murphy	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 214-792-6200 -4011	Fax #

SOUTHWEST AIRLINES CO.

Thomas J. Murphy
Attorney [Contractor]
P.O. Box 36611
Dallas, Texas 75235-1611
(214) 792-6000
Facsimile: (214) 792-6200

January 6, 2004

VIA FEDERAL EXPRESS
Mr. John Chevedden
2215 Nelson Avenue
No. 205
Redondo Beach, California 90278

Re: Southwest Airlines Co. ("Southwest Airlines")

Dear Mr. Chevedden:

On behalf of Southwest Airlines, I am preparing a no-action letter to the Securities and Exchange Commission in response to your shareholder proposal captioned "3 –Shareholder Input on Poison Pill." We expect that the SEC will require, at a minimum, that you revise the proposal in the same manner as was required in connection with your proposals submitted to Monsanto and UGI Corporation. However, in lieu of sending in that no-action request, Southwest Airlines proposes that your shareholder proposal be included in its proxy statement for the upcoming shareholders meeting under the following conditions:

- that the proposal be modified as reflected in the attached,
- that the sentences attributed to Mr. Levitt be revised to clearly identify which sentences are direct quotes (I have not found the article you reference and request that you send me a copy), and
- that the proposal be further modified by you, in a manner agreeable to Southwest Airlines, to fit the 500-word limitation.

The modifications reflected in the attached were made after reviewing the SEC's responses to your proposals to Monsanto and UGI Corporation, taking into account the differences between the proposal submitted to Southwest Airlines and those submitted to those other companies. In addition, I deleted the reference to the absence of confidential voting because Southwest Airlines has adopted a policy for confidential voting that will be reflected shortly on its web site.

If these changes are acceptable to you, please let me know by facsimile by the close of business on January 8, 2004. Otherwise, Southwest Airlines will request the SEC's consent to omission of the proposal.

Sincerely,

Tom Murphy

Thomas J. Murphy

3 - Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also, once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	61%
2001	64%
2002	57%
2003	65%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections and we have had no confidential voting. The 35%-vote favoring management's objections equals only 24% of Southwest shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. The Council of Institutional Investor's recommendation relates to shareholder approval of poison pills generally and not this specific proposal. Institutional investors in general own 75% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management *[subject to further revision]*
Poison pills deprive shareholders of a meaningful voice. Pills entrench the current management, even when it's doing a poor job.
From "Take on the Street" by Arthur Levitt, SEC Chairman 1993 –2001

Poison Pill Negative
"That's the The key negative of poison pills instead of protecting investors, they can also is that pills can preserve the interests of management deadwood as well."
Source: Jeremy Lopez, *Morningstar.com*

Like a Dictator
"That's akin to the argument of a benevolent Poison Pills are like a dictator, who says, "'Give up more of your freedom and I'll take care of you.' Performance is the greatest

defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

~~No confidential voting.~~

Greater than 50% Super-Majority shareholder voting requirements.

Our board has not adopted this proposal topic in spite of our 4 consecutive shareholder votes on this topic since 2000.

Directors stand for election only once in 3-years, usually unopposed.

Entrenchment - No tenure limits for directors.

Individual directors had tenure of 36 years, 25 years and 13 years respectively.

Two directors were primarily "engaged in private investments."

One director was Chairman when his company went bankrupt in 2001.

Two directors had links to law firms which worked for Southwest.

Shareholder Concern

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

G:\home\43763\WPWIN60\04 Annual\Shareh Prop\Chevedden proposal revd1.doc

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
Southwest Airlines Company (LUV)
Poison Pill Proposal

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter.

2, 3, 4] Please see the attachment on sources.

2] With the burden of proof the company uses imprecise phraseology such as "sorts of."

With sentence after sentence of contrived and rebutted company objections added to no support or thin support for many objections, the company may be considered subject to this statement from Martin Dunn, currently Deputy Director, Division of Corporation Finance, Securities & Exchange Commission:

DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. **We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules.** I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Contrary to the company claim, there is no proposal text that the Council of Institutional Investors recommendations are focused on one particular company. The company offers no support for its "We believe ..." claim. The company does not claim that stating a Council policy applies to *all* companies would be incorrect.

The Council of Institutional Investors recommends shareholder approval of poison pills (plural) and the company does not claim it has more than one poison pill. If the company provided evidence that its shareholders have reason to believe that the company now has more than one poison pill, this could help the inscrutable company argument that the CII poison pill recommendation is particularly addressed to the company.

The company disingenuously argues against URLs purportedly because URLs can direct shareholders to more information. Then in direct contradiction the company claims shareholders must have more information "to conduct an independent review."

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) both did not concur with the FirstEnergy request to exclude www.cii.org.

3] The proposal text is virtually an exact quote from "Take on the Street," page 215, by Arthur Levitt, SEC Chairman, 1993-2001:
"They [poison pills] entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful vote in corporate affairs."

The company asks for the draconian redundancy that attributed unquoted text, which is accurately supported, be labeled "paraphrases."

4] It appears the company is making the moot argument that Mr. Dunphy has impugned "poison pills" in "poison pills are akin to a dictator."

The support for the 60% vote at 79 companies is the IRRC Corporate Governance Bulletin, June – Sept. 2003 which is listed on the same page of the proposal submission.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Herbert Kelleher

January 23, 2004
Poison Pill proposal attachment:
Further information on sources and precedents

With sentences of contrived company objections added to no support or thin support for many such objections, companies may be considered subject to this statement from Martin Dunn, currently Deputy Director, Division of Corporation Finance, Securities & Exchange Commission:

DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. **We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules.** I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Panel:
* **Martin Dunn**, Associate Director (Legal), Division of Corporation Finance, Securities & Exchange Commission
* **Pat McGurn**, Director of Corporate Programs, Institutional Shareholder Services
* **Nell Minow**, Editor, The Corporate Library
* **John Wilcox**, Vice Chairman, Georgeson Shareholder
* **Beth Young**, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

The Council of Institutional Investors www.cii.org formally recommends adoption of this [poison pill] proposal topic and also proposals which are supported by a majority of votes cast.
Source: Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

Contrary to some company claims, there is no proposal text that Council of Institutional Investors recommendations are focused on one particular company. Companies produced no evidence that this proposal topic has been submitted to only one company. Companies have not claimed that stating a Council policy applies to *all* companies would be incorrect.

This topic also won an overall 60% yes-vote at 79 companies in 2003.
Source: IRRC Corporate Governance Bulletin, June – Sept. 2003

Pills Entrench Current Management

The following proposal text is virtually an exact quote from "Take on the Street," page 215, by Arthur Levitt, SEC Chairman, 1993-2001:

"They [poison pills] entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful vote in corporate affairs."

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: Moringstar.com, Aug. 15, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: The Motley Fool, June 13, 1997

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

Source: The Wall Street Journal, April 28, 1999.

Recent Precedents

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

The Response letter in The ServiceMaster Company (Jan. 13, 2004) stated:
"• provide a citation to a specific source for the statement '6% of stock is held by insiders';"

Website Address

Companies often fail to explain how objections meet the SLB 14 standard:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) both did not concur with the FirstEnergy request to exclude www.cii.org.

Some companies cite obsolete pre-SLB 14 website precedents such as Emerging Germany Fund Inc. (Dec. 22, 1998).

The hidden premise of company opposition to respected corporate governance websites, such as the Council of Institutional Investors, is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

Disingenuous company position

Some companies are in the disingenuous position of arguing against URLs purportedly because URLs can direct shareholders to more information and then claiming shareholders must have more information "to conduct an independent review."

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	61%
2001	64%
2002	57%
2003	65%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections and we have no confidential voting. The 35%-vote favoring management's objections equals only 24% of Southwest shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast. Institutional investors in general own 75% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills deprive shareholders of a meaningful voice. Pills entrench the current management, even when it's doing a poor job.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.

Greater than 50% Super-Majority shareholder voting requirements.

Our board has not adopted this proposal topic in spite of our 4 consecutive majority shareholder votes on this topic since 2000.

Directors stand for election only once in 3-years, usually unopposed.
Entrenchment – No tenure limits for directors.
Individual directors had tenure of 36 years, 25 years and 13 years respectively.
Two directors were primarily "engaged in private investments."
One director was Chairman when his company went bankrupt in 2001.
Two directors had links to law firms which worked for Southwest.

Shareholder Concern

This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Moringstar.com, Aug. 15, 2003
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company is unable to locate these or other references and specify the particular item(s).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Southwest Airlines Co.
Incoming letter dated January 12, 2004

The proposal requests that the directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote.

We are unable to concur in your view that Southwest may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- revise the sentence that begins "The Council of Institutional . . ." and ends ". . . of votes cast" to make clear that the Council of Institutional Investors' recommendation relates to proposals generally and not this specific proposal and revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;

- provide a citation to a specific source including a page number for the discussion that begins "Poison pills deprive . . ." and ends ". . . Arthur Levitt, SEC Chairman 1993-2001" and revise to directly quote the sentence from the source;

- correct the reference to "Moringstar.com" to refer to "Morningstar.com" and revise the sentence attributed that source to directly quote the sentence from the source;

- revise the sentence attributed to T.J. Dermot Dunphy to directly quote the sentence from the source; and

- provide a citation to a specific source for the sentence that begins "This topic also won . . ." and ends ". . . 79 companies in 2003."

Accordingly, unless the proponent provides Southwest with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Southwest omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor

Exhibit "B"

OFFICER'S CERTIFICATE
OF
SOUTHWEST AIRLINES CO.

I, Debby Ackerman, Vice President-General Counsel and Assistant Secretary of Southwest Airlines Co., a Texas corporation ("Southwest"), do hereby certify as follows:

Attached hereto as Exhibit A are true, correct and complete copies of resolutions duly adopted on March 18, 2004, by the Board of Directors of Southwest. Such resolutions constitute the only resolutions adopted by the Board of Directors or any committee of the Board of Directors of Southwest relating to the subject matter thereof; at such meeting a quorum was present and acting throughout; and such resolutions have not been amended, annulled or rescinded and are in full force and effect on the date hereof.

Attached hereto as Exhibit B is a true, correct and complete copy of the Policy on Shareholder Rights Plans adopted by the Board of Directors of Southwest on March 18, 2004.

IN WITNESS WHEREOF, I have hereunto set my hand, and caused this Certificate to be delivered this 18th day of March, 2004.

Debby Ackerman
Vice President-General Counsel
and Assistant Secretary

Exhibit "A"

Southwest Airlines Co.
Resolutions of the Board of Directors
RIGHTS AGREEMENT AND POLICY ON SHAREHOLDER RIGHTS PLANS

WHEREAS, the Board of Directors (the "Board") of Southwest Airlines Co. (the "Company") desires to amend the Amended and Restated Rights Agreement (the "Rights Agreement") dated as of July 18, 1996 between the Company and Continental Stock Transfer & Trust Company, a New York trust company, as Rights Agent, in order to accelerate the Final Expiration Date (as defined therein) to March 31, 2004; and

WHEREAS, the Board desires to adopt a policy regarding the Board's ability to adopt a shareholder rights plan in the future without obtaining a shareholder vote; now therefore be it

RESOLVED, that the amendment to the Rights Agreement to accelerate the Final Expiration Date (as defined therein) to March 31, 2004, is hereby approved, confirmed and ratified in all respects, and that the Chief Executive Officer, the President, any Vice President, or the Treasurer of the Company be and each of them is hereby authorized on behalf of the Company to execute and deliver Amendment No. 2 to the Rights Agreement in substantially the form presented to the Board, together with such changes thereto as such officer may approve, such approval to be conclusively evidenced by his or her execution thereof; and be it further

RESOLVED, that the Policy on Shareholder Rights Plans, in substantially the form presented to the Board, be and it hereby is adopted, confirmed and ratified; and be it further

RESOLVED, that the Chief Executive Officer, the President, any Vice President or the Treasurer of the Company be and each of them is hereby authorized on behalf of the Company to do and perform, or cause to be done and performed, all such acts, deeds and things and to make, execute and deliver all such agreements, undertakings, documents, instruments or certificates in the name and on behalf of the Company or otherwise that he or she may deem necessary or appropriate to effectuate or carry out fully the purposes and intent of the foregoing resolutions.

Exhibit "B"

Policy on Shareholder Rights Plans

1. Southwest Airlines will seek shareholder approval prior to its adoption of a Shareholder Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of Southwest Airlines and its shareholders to adopt a Shareholder Rights Plan without delay.

2. If a Shareholder Rights Plan is adopted by Southwest Airlines without prior shareholder approval, such plan must provide that it shall expire unless ratified by the shareholders within one year of adoption.

3. The Nominating and Corporate Governance Committee shall review this policy statement at least on an annual basis and report to the Board of Directors with any recommendations it may have in connection therewith.

4. For purposes of this Policy, the term "Shareholder Rights Plan" refers generally to a plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the shareholders of Southwest Airlines designed to deter non-negotiated takeovers by conferring certain rights on shareholders upon the occurrence of a "triggering event," such as an unsolicited tender offer or third party acquisition of a specified percentage of stock.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

March 26, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Interim Rebuttal to Second Company No Action Request
Fallacious company argument that allowing fixed-term poison pills implement a poison pill vote request as a separate ballot item
Southwest Airlines Co. (Feb. 24, 2004)
Poison Pill Proposal

Ladies and Gentlemen:

The company failed to disclose that it failed to respond to the recent shareholder input which could have resulted in a withdrawal of the shareholder proposal. As a result the March 18, 2004 last-minute company letter to the Staff came as a complete surprise to the shareholder. This request to the Staff for reconsideration came as a brusque rejection of the shareholder attempt to reach an agreement with the company.

The company conduct is objectionably misleading

The company conduct is objectionably misleading because the company seeks to falsely portray itself as the only party interested in reaching an agreement. The fact that the two letters that the company refers to are both dated March 18 is an implicit company notice that there was no advance notice to the shareholder.

A company response to my input could have made the company's threshold-of-publication letter to the Staff unnecessary.

The company provided no evidence of any offer to the proponent to reach an agreement on withdrawing the proposal or any purported shareholder rejection of a company offer.

Although the company is now requesting last-minute consideration for itself, the company failed to provide a timely management position statement to the proponent the following the proponent's revised shareholder proposal.

In fact the disingenuous and untimely management position statement highlights the differences between the company response and the shareholder proposal. The company position statement responding to this proposal is fundamentally opposed to the concept of substantial implementation in declaring the shareholder proposal "overly restrictive."

"Overly restrictive" means extremely obstructive or obstructive beyond reason. Thus the company is in the position of claiming it has made substantial implementation of an extremely obstructive policy. If this is in fact the case the board may raise questions on whether it has violated its fiduciary duty in a purported substantial implementation of an extremely obstructive policy.

The company tellingly does not address key distinctions in the proposal to the company compared to the proposals in its cited cases.

The shareholder proposal to the company does not have the same key text as the company-cited cases

1. The Staff Response letter in Hewlett-Packard Company (Dec. 24, 2003) stated "The proposal clarifies that directors have discretion in responding to shareholder votes." The proposal to the company does not have this text.

2. The Staff Response letter in Marathon Oil Corporation (Jan. 16, 2004) stated "The proposal gives directors the 'discretion to set the earliest election date and in responding to shareholder votes.'" The proposal to the company does not have this text.

Enclosed is the shareholder proposal revised according to Southwest Airlines Co. (Feb. 24, 2004) with the cover letter. The company did not voice any objection to the consistency of this revised proposal with the Staff Response letter.

The Resolved statement calls for "a shareholder vote as a separate ballot item" in two separate places.

Furthermore at this late date the purported company policy on poison pills is not finalized.

In regard to any purported company beliefs of exceptions under Texas law – the company provides no a "supporting opinion of counsel … on matters of state or foreign law"

The company fallaciously claims that allowing fixed-term poison pills is the same as the requested shareholder vote explicitly as a separate ballot item

The key point of this proposal is a shareholder vote. The proposal makes no suggestion that there is a substitute for a shareholder vote. The company does not claim that the proposal implies there is a substitute for a shareholder vote.

The company policy gives an easy-out to eliminate any shareholder vote prior to adopting a poison pill. This easy-out opens the door to entirely eliminating any shareholder vote whatsoever. A minimum majority of the board need only concur based on an easily met generalization.

The easily met generalization is "the Board … determines that, under the [unspecified] circumstances existing at the time, it is in the best interest of Southwest Airlines and its shareholders to adopt a Shareholder Rights Plan without delay." The company is well-positioned to argue at the appropriate time that almost any unspecified circumstance meets this requirement.

Default to a fixed-term for poison pills

After this easy-out to entirely eliminate a vote as a separate ballot item then the policy defaults to a fixed-term for poison pills. There is no repeatability control over this free adoption policy, with only a fixed-term provision. There is nothing to prevent it from being used as an endlessly revolving poison-pill adoption and re-adoption without ever having the called-for "shareholder vote as a separate ballot item."

This is not a proposal for fixed-term poison pills

There is no reference to a poison pill fixed-term in the entire proposal. There is no text in the proposal remotely suggesting that a fixed-term for a poison pill is a substitute for a vote as a separate ballot item.

A fixed-term poison pill may be equally effective in discouraging a specific profitable offer for our stock as a poison pill with a 10-year term. The company policy allows the use of revolving-door poison pills any time management feels uncomfortable without a poison pill.

The company poison pill term policy can simply sit on the shelf ready to spring into action at almost the whim of the board without ever conducting the requested shareholder vote as a separate ballot item. Then the policy can go back on the shelf ready to spring again wherever desired.

The subject of this proposal is not poison pills terms.

The subject of this proposal is not that poison pills are acceptable as long as the company sets a term for poison pills.

The fallacious company argument is that setting a term for a corporate governance policy is a substitute for a vote on the policy as a separate ballot item. This argument is particularly fallacious in regard to a poison pill because profitable offers for stock don't usually linger for one year waiting for a poison pill term to expire.

The intent of a vote is reinforced by specifying in two places the vote "as a separate ballot item."

It is respectfully requested that an opportunity be granted to further respond on March 30, 2004.

Sincerely,

John Chevedden
Shareholder

cc: Herbert Kelleher

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 7, 2004

Mr. Herbert Kelleher
Chairman
Southwest Airlines Co. (LUV)
P.O. Box 36611
Dallas, TX 75235
PH: 214-792-4000
FX: 215-904-5015

Dear Mr. Kelleher,

Enclosed is the proposal revision in accordance with:
Southwest Airlines Co. (Feb. 24, 2004)
Delivered: March 6, 2004

If there is any question on complete acceptance it is respectfully requested that the company telephone on March 8 or March 9, 2004.

Sincerely,

John Chevedden

cc: Colleen C. Barrett
President
FX: 214-792-4011
Mark Shaw
Senior Attorney
PH: 214-792-6143
FX: 214-792-6200

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot. Also once this proposal is adopted, any material change or discontinuing of this proposal is requested to be submitted to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot.

We as shareholders voted in support of this topic:

Year	Rate of Support
2000	61%
2001	64%
2002	57%
2003	65%

These percentages are based on yes and no votes cast. I believe this repeat level of shareholder support is more impressive than the raw percentages because this support followed our Directors' objections and we have no confidential voting. The 35%-vote favoring management's objections equals only 24% of Southwest shares outstanding. The Council of Institutional Investors www.cii.org formally recommends shareholder approval of poison pills and adoption of proposals which achieve a majority of votes cast.[1] Institutional investors in general own 75% of our stock.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

Source: "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001, page 215

Poison Pill Negative

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Source: Morningstar.com, Aug. 15, 2003

Like a Dictator

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe that it is important to take at least a single step here to improve our corporate governance standards since I believe our 2003 governance standards were not impeccable. For instance:

No confidential voting.

Greater than 50% Super-Majority shareholder voting requirements.

Our board has not adopted this proposal topic in spite of our 4 consecutive majority shareholder votes on this topic since 2000.

Directors stand for election only once in 3-years, usually unopposed.

Entrenchment – No tenure limits for directors.
Individual directors had tenure of 36 years, 25 years and 13 years respectively.
Two directors were primarily "engaged in private investments."
One director was Chairman when his company went bankrupt in 2001.
Two directors had links to law firms which worked for Southwest.

Shareholder Concern

This topic won an overall 60% yes-vote at 79 companies in 2003.[2] I believe majority shareholder votes are a strong signal of shareholder concern on this topic. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to obtain our input and ignore our input if our Directors seriously believe they have a good reason.

Shareholder Input on a Poison Pill
Yes on 3

1. Council of Institutional Investors Corporate Governance Policies, updated September 4, 2003. This is a general recommendation, not one specific proposal including this proposal.
2. IRRC (Investor Responsibility Research Center) Corporate Governance Bulletin, June – Sept. 2003.

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

"OVERLY RESTRICTIVE"

Board of Directors Position

Your Directors recommend a vote AGAINST the adoption of this proposal, for the following reasons:

On March 18, 2004, the Board of Directors of the Company voted to terminate the Company's Shareholder Rights Plan effective as of March 31, 2004. Nevertheless, the Board believes that Shareholders should vote against this proposal. The Board believes that this shareholder proposal, as drafted, is overly restrictive, and could prevent the Board from acting in the best interests of Shareholders to ensure that each Shareholder is treated fairly in any transaction involving an acquisition of control of the Company.

The Board has consistently used its best efforts to deliver shareholder value and protect the Shareholders' best interests. In response to Shareholder concerns, the Board of Directors in 2001 amended the Company's Rights Plan to include what is commonly referred to as a "chewable" feature. This amendment made the Plan inapplicable to a fully-financed or cash tender offer for all of the Company's shares of Common Stock, which remains open for at least 60 calendar days and meets certain fair price requirements. Also, the Company shortened the term of the Rights Plan so that it would expired on July 30, 2005. Then, as mentioned above, in March 2004, in response to Shareholder concerns, the Board terminated the Plan effective as of March 31, 2004.

Notwithstanding the termination of the Plan, the Board believes that it should retain the flexibility to adopt a shareholder rights plan in the future if circumstances should warrant in order to protect the Company's Shareholders against abusive takeover tactics and to ensure that each Shareholder is treated fairly in any transaction involving an acquisition of control of the Company. To that end, the Company's Board of Directors adopted a Policy on Shareholder Rights Plans at its March 18, 2004 Board meeting. The Policy states that: (i) the Board will seek Shareholder approval prior to its adoption of a shareholder rights plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of the Company and its Shareholders to adopt a shareholder rights plan without delay, and (ii) if a shareholder rights plan is adopted by the Company without prior Shareholder approval, such plan must provide that it shall expire unless ratified by the Shareholders within one year of adoption. The Company believes the exceptions to prior shareholder approval are necessary to preserve the ability of the Board to exercise its fiduciary duties under Texas law.

The purpose of such a rights plan is to strengthen the Board's ability, in the exercise of its fiduciary duties, to protect and maximize the value of Shareholders' investment in the Company in the event of an attempt to acquire control of the Company. Such a plan would not preclude unsolicited, non-abusive offers to acquire the Company at a fair price, nor would such a plan act as a deterrent to a Shareholder's initiation of a proxy contest. A shareholder rights plan, if one were to be adopted, would instead encourage any potential acquirer to negotiate directly with the Board, which the Company believes is in the best position to evaluate the adequacy and fairness of proposed offers, to negotiate on behalf of Shareholders and to protect Shareholders against abusive tactics during a takeover process, such as partial or two-tiered tender offers that do not treat all Shareholders fairly and equally or acquisitions in the open market of shares constituting control without offering fair value to all Shareholders.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 22, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Second Company No Action Request
Southwest Airlines Co. (Feb. 24, 2004)
Poison Pill Proposal

Ladies and Gentlemen:

The company failed to disclose that it failed to respond to my recent input which could have resulted in a withdrawal of the shareholder proposal. As a result the March 18, 2004 last-minute company letter to the Staff comes as a complete surprise.

A company response to my input could have made the company threshold-of-publication letter to the Staff unnecessary.

Although the company is now requesting a last-minute consideration for itself, the company failed to provide a timely management position statement to the proponent the following the proponent's revised shareholder proposal.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden
Shareholder

cc: Herbert Kelleher

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

March 22, 2004

4-2

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Initial Rebuttal to Second Company No Action Request
Southwest Airlines Co. (Feb. 24, 2004)
Poison Pill Proposal

Ladies and Gentlemen:

The company failed to disclose that it failed to respond to my recent input which could have resulted in a withdrawal of the shareholder proposal. As a result the March 18, 2004 last-minute company letter to the Staff comes as a complete surprise.

A company response to my input could have made the company threshold-of-publication letter to the Staff unnecessary.

Although the company is now requesting a last-minute consideration for itself, the company failed to provide a timely management position statement to the proponent the following the proponent's revised shareholder proposal.

It is respectfully requested that time be granted to submit further rebuttal.

Sincerely,

John Chevedden
Shareholder

cc: Herbert Kelleher